A2Z Smart Technologies Confirms Results of Previous Shareholders' Meeting

TEL AVIV, ISRAEL / September 6, 2021 / A2Z Smart Technologies Corp. ("A2Z" or the "Company") (TSXV: AZ) (OTCQB: AAZZF), an innovative technology company specializing in state-of-the-art automation and electronics technology including the Cust2Mate smart shopping cart platform, wishes to confirm that, at the request of the TSXV, at its most recent annual and special shareholder meeting held on April 22, 2021 (the "**Meeting**") the shareholders of the Company approved the Company's rolling 10% Stock Option Plan (as detailed in the Company's Information circular prepared in connection with the Meeting (the "**Circular**") as well as the Company's Restricted Share Unit Plan (the "**RSU Plan**") described in the Circular. Pursuant to the RSU Plan, a total of 2,224,321 common shares in the capital of the Company (6,672,964 pre consolidation common shares as at the date of the Meeting) are reserved for issuance pursuant to the terms of the RSU Plan.

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z's flagship product is the world's first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by automatically scanning purchased products and enabling in-cart payment so that customers can simply "pick & go", and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers. Cust2Mate's SAAS-based software solution also provides shelf heatmaps for targeted advertising, direct marketing and special promotions that generate increased revenues and profits for retailers.

Additional A2Z products include advanced automotive fire prevention systems, bomb-defusing robots, and portable energy systems. The goal of all A2Z's products is to save time, save money and save lives.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the

availability of funds, the results of financing efforts, the results of exploration activities -- that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau
Telephone: 203.972.9200
Email: jnesbett@imsinvestorrelations.com

A2Z Smart Technologies Corp.

Gadi Levin, Chief Financial Officer
Telephone: +972-8-932-4333
Email: gadi@a2zas.com